MFS Government Markets Income Trust Announces Final Results of Tender Offer

For Immediate Release

BOSTON (November 21, 2007) - MFS Government Markets Income Trust (NYSE: MGF) (the "Trust") today announced the final results of its tender offer for 37.5% of the Trust's outstanding common shares of beneficial interest. The offer expired at midnight Eastern Time on November 14, 2007. All conditions of the offer have been satisfied, including shareholder approval at the Trust's November 1 annual meeting of the proposal to allow the Trust to use leverage.

Because the tender offer was oversubscribed, not all shares that were tendered were accepted for payment by the Trust. Pursuant to the proration procedures disclosed in the Trust's tender offer materials provided to shareholders, the Trust accepted for payment the maximum number of shares covered by the offer, including all shares tendered pursuant to the odd-lot provision. For shares not tendered pursuant to the odd-lot provision, the Trust applied the proration percentage (given below) and accepted for payment that percentage of the shares tendered. Those shares that were tendered but not accepted for payment will continue to be held by their record owners. Shareholders who tendered certificated shares and whose tenders were prorated will receive new share certificates representing the balance of their shares.

A total of 25,217,658.2113 shares, representing approximately 49% of all outstanding shares, were properly tendered and not withdrawn. In accordance with the terms of the tender offer, 19,249,709 shares were accepted for payment at the per-share purchase price of $7.12, which is 99% of NAV as of November 14, 2007. The Trust accepted for payment on a pro rata basis 76.3% of the shares properly tendered by each shareholder. The aggregate proceeds to be distributed by the Trust pursuant to the tender offer are $137,057,928.08.

The number of shares tendered reflects shares properly tendered and not withdrawn and excludes fractional shares tendered. Proceeds of the tender offer are expected to be mailed to registered shareholders beginning in the week of November 26, 2007.

MFS manages $204 billion in assets on behalf of more than 5 million individual and institutional investors worldwide as of September 30, 2007. The company traces its origins to 1924 and the creation of America's first mutual fund.

This announcement is not a prospectus, circular or representation intended for use in the purchase or sale of Trust shares. Shares of the Trust are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Trust involve investment risk, including possible loss of principal. For more complete information about the Trust, including risks, charges, and expenses, please see the Trust's annual and semi annual shareholder report or contact your financial adviser.

The Trust is a closed-end investment product. Shares of the Trust are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV.
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                            MFS Investment Management
                       500 Boylston St., Boston, MA 02109
                                                                         12619.1
Contact:
SHAREHOLDERS OR ADVISORS: Rob Almeida, 617-954-7241
Or
MEDIA: John Reilly 617-954-5305